UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: October 25, 2016

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On October 25, 2016, NewLead Holdings Ltd. (the “Company”) issued a press release announcing that, effective as of October 19, 2016, Michail S. Zolotas has resigned as Chairman of the Company’s Board of Directors and as President and Chief Executive Officer of the Company. Mrs. Anna Zolota will assume the duties of Chairman of the Board of Directors and of President and Chief Executive Officer. Mrs. Zolota joined the Company in 2009 as Senior Commercial Officer and Senior Insurance Officer after ten years of experience in the shipping sector. Mrs. Zolota previously held the position of Vice President of the Commercial Department of the Company. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2016

NEWLEAD HOLDINGS LTD.

By:	/s/ Anna Zolota
Name: Anna Zolota
Title: Chief Executive Officer